TRANSUITE.ORG INC.

Al. Jerozolimskie 85 lok. 21

02-001 Warsaw, Poland

+48732100862

October 22, 2021

The United States Securities

and Exchange Commission

Attention: Matthew Crispino

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: TRANSUITE.ORG INC.

Registration on Form S-1

File No.: 333-255178

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Crispino,

Pursuant Rule 461 promulgated under the Securities Act of 1933, as amended, TRANSUITE.ORG INC. (the “Registrant”) hereby requests an acceleration of the effective date to its to Registration Statement on Form S-1 (File No.: 333-255178) to 11:00 AM Eastern Standard Time on October 26, 2021, or as soon thereafter as is practicable.

The Registrant confirms that it is aware of its obligations under the Act.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and consideration,

TRANSUITE.ORG INC.

By:

/s/ O Michal Wisniewski,

Director